UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Third Quarter Fiscal Year 2022 Financial and Operating Results

1 Bioceres Crop Solutions Reports Fiscal Third Quarter 2022 Financial and Operational Results Key regulatory milestone obtained in China: food & feed approval of HB4 Soy enables commercial launch. Incremental EBITDA projected at $20-25 million for FY25 HB4 Wheat approved for food & feed in Colombia, Australia and New Zealand Trigall Genetics reached preliminary understanding to acquire wheat breeding program in Australia 3Q22 Comparable Revenues up 72% to $60.1 million ROSARIO, Argentina – May 12, 2022 – Bioceres Crop Solutions Corp. (“Bioceres”) (NASDAQ: BIOX), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, has reported financial results for the third quarter 2022, ended March 31, 2022. Financial results are expressed in US dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted. FISCAL THIRD QUARTER & SUBSEQUENT FINANCIAL & BUSINESS HIGHLIGHTS • Comparable Revenues up 72% to $60.1 million and Comparable Gross Margin at 42.3%, leading to $25.4 million in Comparable Gross Profit. Growth in all product categories of the Crop Protection segment combined with continued momentum in micro-beaded fertilizers sales lead to record-high fiscal third quarter sales. • LTM Adjusted EBITDA for the Baseline Business, which excludes HB4 pre-launch costs, reached $61.3 million, a 30% increase compared to the previous fiscal year. LTM Adjusted EBITDA relatively flat on a sequential basis as a result of IAS29 accounting adjustments to third quarter reported gross profit and higher third quarter SG&A due to anticipated expenses and unfavorable inflation and FX effects. • Announcement of the merger with Marrone Bio Innovations, Inc. to create a global leader in the development and commercialization of sustainable agricultural solutions. F-4 was filed with the U.S. Securities and Exchange Commission (SEC) on May 9, 2022. The transaction is expected to close in the first quarter of fiscal 2023, after MBI’s Shareholders’ Meeting.

2 FISCAL THIRD QUARTER & SUBSEQUENT HB4 HIGHLIGHTS • China´s Ministry of Agriculture granted food & feed approval for HB4 Soy this past April. The approval was a necessary step for the unrestricted commercial launch of HB4 Soy in Argentina, which had been conditional on Chinese food & feed approval. Chinese approval also enables commercial launch by third-party licensees in multiple geographies. HB4 Soy is now cleared for growth and commercialization in the United States, Canada, Brazil, Argentina and Paraguay, together representing roughly 85% of the global soybean trade. • HB4 Soy EBITDA target for fiscal year 2025 at $20-25 million. Total addressable market estimated at an aggregate of 35 million hectares for the top three soybean markets, Argentina, Brazil and the United States. Estimations based on portfolio evolution, seed multiplication processes and proprietary and non-proprietary channels sales plans. • HB4 Soy was planted in Argentina in approximately 23,000 hectares in the second quarter of fiscal 2022. Harvesting has already begun and is currently about 52% concluded. • On May 6, 2022, the Food Standards Australia New Zealand (FSANZ), agency in charge of providing the safety assessment in Australia’s and New Zealand’s regulatory processes, notified the HB4 Wheat Approval Report considering HB4 Wheat to be safe for food and feed. The final approval from the Food Minister’s Meeting (FMM) is expected to be received in 4Q22. • Trigall Genetics and S&W Seed Company entered into discussions to create a new entity, Trigall Australia, to develop wheat varieties for all Australian regions and uses. Trigall Australia would acquire all of the breeding assets of S&W Seed Australia. The newly formed entity would be expected to be the platform for Bioceres Crop Solutions and Florimond Desprez, co-owners of Trigall Genetics, to develop their activities in the region. With a 13 million hectares planted and 27 million tons in exports in the past year, Australia is a priority development geography for Trigall Genetics. • Colombia’s regulatory authority granted HB4 Wheat food & feed approval this past February 2022. • HB4 Wheat on track and expected to generate revenues of approximately $10-12 million in the upcoming planting season, revenue recognition subject to the granting of plant variety protection registrations required for invoicing. • Collaboration agreement reached with African Agricultural Technology Foundation (AATF), to develop drought tolerance technology in wheat in Sub-Saharan Africa. The combined efforts will be focus on introgressing the HB4 trait into locally adapted wheat varieties for drought-prone environments in the region.

3 MANAGEMENT REVIEW Mr. Federico Trucco, Bioceres´ Chief Executive Officer, commented: “Our third fiscal quarter has been historically our weakest and less eventful quarter for various reasons, most importantly because it overlaps with the Latin American summer, not an important planting period for any one crop. The third quarter of fiscal year 2022, which we are currently reporting, deviates from this historical rule. And this is not only because of the great momentum we continue to observe in our sales, with revenues increasing 72% on a comparable basis, but also and significantly due to the business development and regulatory milestones that were achieved during the period and subsequently thereafter.” Trucco added, “as we communicated in March, we are pursuing a transformational merger with Marrone Bio Innovations (MBI) to become an undisputable leader in the ag biologicals’ space, and just recently, in April, we have received the long-awaited regulatory green light from China, that allows us to move HB4 Soy into its commercialization phase. With regards to the MBI merger, we were able to file F-4 documents with the SEC this last Monday, and we remain on track for a first quarter FY23 closing. In terms of HB4 Soy, we are today providing guidance for FY25, when we expect HB4 Soy to contribute between $20 million and $25 million of incremental EBITDA.” “Outside from these important milestones, we are taking advantage of the renewed global interest in wheat to advance commercial agreements for HB4 Wheat within Latin America and expand outside of the region. Our wheat subsidiary, Trigall Genetics, has reached a preliminary understanding with S&W Seed of Australia to acquire all of its wheat breeding program and assets. This agreement is reached at the time when a positive recommendation is obtained from regulators in Australia regarding the use of HB4 wheat for food and feed. We have also reached a collaboration agreement with the African Agricultural Technology Foundation to start the path to bring HB4 Wheat into Sub-Saharan Africa. All these opportunities are now available due to investment decisions we made many years ago, which position us as a technology leader for this critical crop,” Trucco concluded. Mr. Enrique Lopez Lecube, Bioceres´ Chief Financial Officer, added, “Following a solid performance in the first half of our fiscal 2022, this third quarter brought record-high sales. Comparable revenues for the quarter reached $60.1 million and YTD comparable revenues have accumulated $215.2 million, both representing a 72% increase versus the year-ago quarter and YTD metrics. LTM Adjusted EBITDA for our baseline business stood at $61.3 million, despite some macro headwinds affecting costs in our Argentine operations and unusually high logistics costs as we decided to anticipate shipment of high-margin products to end markets as a precautionary measure to the constraints in global supply chains.” “Subsequent to the quarter´s closing we announced the conversion of 75% of the outstanding amount of the convertible note issued in 2019, reducing our short-term debt by roughly $37 million as we prepare for two major events, the closing of the merger agreement with MBI and the commercial launch of HB4. Following the recent approval in China, it is reassuring to have set targets for HB4 Wheat and Soy that would imply an additional contribution of $35 million to $45 million of EBITDA in the next two to three years to a healthy and growing baseline business”, Lopez Lecube concluded.

Bioceres Crop Solutions

Key Operational Metrics (In millions of US dollars, unless where otherwise stated)

Table 1: Key Financial Metrics

3Q22	Comparable		% Change	
Revenue by Segment	3Q21	3Q22	Comparable[1]	As Reported
Crop Protection	16.5	35.8	118%	136%
Seed and Integrated Products	3.5	3.5	0%	21%
Crop Nutrition	15.1	20.8	38%	58%
Total Revenue	**35.0**	**60.1**	**72%**	92%
Gross Profit	16.0	25.4	59%	54%
Gross Margin	45.6%	42.3%	(339 bps)	(824 bps)

	As Reported		% Change
Adjusted EBITDA	6.9	4.8	(30%)
HB4 pre-launch costs	0.5	2.3	360%
Baseline Business Adjusted EBITDA	7.4	7.1	(4%)

1. Comparable excludes the impact of IAS29 as discussed in more detail on page 15.

HB4 Program Financial & Operational Metrics

HB4 Wheat and HB4 Soy operational metrics to be updated in the upcoming quarter, 4Q22, after the completion of the HB4 Soy harvest and HB4 Wheat planting activities, when data will become available.

FISCAL THIRD QUARTER 2022 FINANCIAL RESULTS

Comparable Revenues and Comparable Gross Profit are key operational metrics used by management to assess the Company's underlying financial and operating performance. The Company has introduced the term "Comparable" to reflect the result of a given metric excluding the impact of IAS 29. For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings press release, in a column denominated "IAS 29". For further information please review the Application of IAS 29 section.

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Bioceres Crop Solutions

Revenues

Table 2: Fiscal 3Q22 Revenues by Segment

(In millions of US dollars)	As Reported			IAS 29		Comparable		
	3Q21	3Q22	%Chg.	3Q21	3Q22	3Q21	3Q22	%Chg.
Revenue by segment								
Crop protection	17.3	40.9	136%	(0.8)	(5.1)	16.5	35.8	118%
Seed and integrated products	3.7	4.5	21%	(0.2)	(1.0)	3.5	3.5	0%
Crop nutrition	15.2	24.1	58%	(0.1)	(3.3)	15.1	20.8	38%
Total revenue	**36.2**	**69.5**	**92%**	**(1.2)**	**(9.4)**	**35.0**	**60.1**	**72%**

Total Comparable Revenues increased 72% compared to 3Q21, reaching $60.1 million in the third quarter of fiscal year 2022. Quarterly revenue growth continued to build on the performance of the first two quarters of the fiscal year – 54% in 1Q22 and 89% in 2Q22 – accumulating 72% growth in year-to-date comparable revenues versus the same period of fiscal 2021. Crop Protection led growth during the quarter, with all product categories expanding revenue contribution. Crop Nutrition continued to deliver growth driven by the expansion of micro-beaded fertilizers amidst good market conditions for the product line.

Reported Revenues increased 92% to $69.5 million, a higher figure than comparable revenues, as IAS29 application in the quarter favored the reported metric over the comparable figure. Inflation and FX dynamics in Argentina during the quarter were significantly more impactful than the year-ago period, generating a $9.4 million IAS29-related gap between reported and comparable revenues, compared to a $1.2 million delta in the third quarter of fiscal 2021.

Gross Profit & Margin

Table 3: Fiscal 3Q22 Gross Profit by Segment

(In millions of US dollars)	As Reported			IAS 29		Comparable		
	3Q21	3Q22	%Chg.	3Q21	3Q22	3Q21	3Q22	%Chg.
Gross profit by segment								
Crop protection	4.8	13.0	170%	1.4	(0.2)	6.2	12.8	107%
Seed and integrated products	3.4	0.5	(84%)	(1.6)	1.3	1.8	1.8	3%
Crop nutrition	7.1	10.1	42%	0.9	0.6	8.0	10.7	34%
Total Gross profit	**15.3**	**23.7**	**54%**	**0.7**	**1.7**	**16.0**	**25.4**	**59%**
% Gross margin	*42.3%*	*34.1%*	*(824 bps)*			*45.6%*	*42.3%*	*(339 bps)*

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6 Comparable Gross Profit increased 59% up to $25.4 million on higher sales during the quarter. Comparable Gross Margin decreased from 45.6% to 42.3%, as growth in revenues was coupled to an overall less profitable segment mix, led by lower-margin Crop Protection products. Comparable gross margin, at the level of segments, was more consistent than the total comparable gross margin variation. The performance by segment section below shows that sales per segment contributions explain most of the drop in gross margin, while profitability per product line remained fairly stable. Reported Gross Profit increased 54%, to $23.7 million. Opposite to the dynamics for revenues, the application of IAS29 on gross profit was detrimental to the reported metric as it generated higher COGS than those incurred on a comparable basis. Consequently, the increase in reported gross profit was lower than the increase in comparable gross profit, generating a $1.7 million IAS29-related gap between both figures. IAS29 application in the quarter expanded reported revenues and contracted reported gross profit, which explains a decrease of 824 basis points in Reported Gross Margin. Please note that comparable revenues, comparable gross profit and comparable gross margins are presented for the purpose of comparing each of these metrics to the corresponding year- ago figure without the impact of IAS29 and on an individual basis. Comparable figures are not used for the purpose of calculating Adjusted EBITDA, which is determined from reported metrics and therefore subject to IAS29 variations derived from IAS29 application. Operating Expenses Selling, General and Administrative expenses totaled $18.0 million in the third quarter of fiscal 2022, compared to $10.2 million during the third quarter of fiscal 2021. Growth in SG&A was driven by a combination of one-time factors, HB4 pre-launch expenses and FX lagging local inflation over the last five consecutive quarters in Argentina, where the main support functions are housed. Pre-launch HB4 expenses rose by $0.6 million to $0.7 million during the third quarter as hectares managed under the HB4 Program 2022 were almost three-fold those of the year-ago quarter. The third fiscal quarter is seasonally low for HB4 as no summer or winter crops are planted in the regions for which Bioceres currently has readily available varieties. Year-to-date HB4 SG&A expenses reached $1.9 million. Inflation in Argentina outpaced depreciation of the local currency for the last 15 months, generating a $2.3 million increase in SG&A. Dynamics between inflation and FX in Argentina explain an estimated $1.1 million nominal increase in expenses, as well as a $1.3 million increase in the IAS29 adjustment to expenses, both compared to the third quarter of fiscal 2021. The remaining $4.5 million from the total variation of $7.8 million in SG&A represent the operational increase net of HB4-related expenses and inflationary effects. Freight and logistics stood at $2.3 million during the quarter, a $1.6 million unusual increase mainly explained by the anticipated shipment to end-markets of high-margin products for sales in the fourth quarter, a precautionary measure in face of heavily demanded global logistics. Sales-related taxes, a variable expense related to revenues, increased by $1.5 million during the quarter. Despite the year-over-year increase, total SG&A expenses decreased as a percentage of revenue, from 28.2% to 26.0%.

Bioceres Crop Solutions

Research & Development expenses totaled $1.8 million in the quarter, compared to $1.4 million in the third quarter of fiscal 2021. R&D expenses were approximately 80% used in the development and registration of seeds and traits. The remaining 20% were invested in biologicals product development and registration of bio-fungicides, inoculants and bio-stimulants for wheat and soybean crops.

Adjusted EBITDA & Adjusted EBITDA Margin

Table 4: Fiscal 3Q22 Adjusted EBITDA Reconciliation from Income/(Loss) for the period

(In millions of US dollars)	3Q21	3Q22	Chg.	%Chg.
Income/(Loss) for the period	(0.6)	(7.2)	(6.5)	1045%
Income tax (benefit)/expense	0.4	4.9	4.5	1,156%
Finance results	5.0	4.4	(0.6)	(12%)
Depreciation of PP&E and intangibles assets	1.8	2.1	0.4	20%
Stock-based compensation charges	0.3	0.3	(0.1)	(18%)
Transaction expenses	-	0.2	0.2	100%
Adjusted EBITDA	**6.9**	**4.8**	**(2.1)**	**(30%)**
HB4 pre-launch costs and expenses	**0.5**	**2.3**	**1.8**	**360%**
Baseline Business Adjusted EBITDA	**7.4**	**7.1**	**(0.3)**	**(4%)**

Adjusted EBITDA totaled $4.8 million in the third quarter of fiscal 2022, inclusive of $2.3 million in HB4 pre-launch costs and expenses, which were comprised of $0.7 million in SG&A, and $1.5 million in inventory ramp-up and data acquisition costs. Unusually high freight and haulage expenses related to an anticipated supply schedule, as explained above, are also accounted for in the quarter with the corresponding profits slipping into the fourth quarter.

Baseline Business Adjusted EBITDA, or Adjusted EBITDA excluding HB4 pre-launch costs and expenses, reached $7.1 million in the third quarter of fiscal 2022, down 4% compared to the year-ago quarter.

Inflation and FX effects on the Argentine operation, inclusive of the related IAS29 accounting adjustments to the Financial Statements of the Argentine entities, had a double negative impact on Adjusted EBITDA during the quarter, reducing the Reported Gross Profit and increasing SG&A. Reported Gross Profit was $1.7 million lower than Comparable Gross Profit during the quarter, exclusively due to the application of IAS29. The nominal increase in expenses, explained by lagged FX versus inflation in Argentina and the IAS29 adjustments to expenses, explained a $2.3 million SG&A increase. Excluding these two figures from Adjusted EBITDA leads to a normalized metric of $8.8 million and, applying the same exclusion to Baseline Business Adjusted EBITDA, leads to an $11.1 million normalized metric, both figures in line with a record-high top line performance for a seasonally low third fiscal quarter.

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Bioceres Crop Solutions

Table 5: LTM 3Q22 Adjusted EBITDA Reconciliation

(In millions of US dollars)	3Q21	3Q22	Chg.	%Chg.
LTM Adjusted EBITDA	46.4	53.6	7.2	15%
LTM HB4 pre-launch costs				
General expenses	0.4	1.8	1.4	394%
Inventory ramp-up and data acquisition costs	0.4	3.1	2.7	738%
IAS 29	0.0	2.8	2.9	12,361%
LTM Baseline Business Adjusted EBITDA	**47.1**	**61.3**	**14.2**	**30%**
LTM Baseline Business Adjusted EBITDA Margin	*26.9%*	*19.7%*		*(715 bps)*

LTM Baseline Business Adjusted EBITDA, excluding HB4 pre-launch costs, reached $61.3 million, up 30% compared to the year-ago metric.

LTM Adjusted EBITDA was $53.6 million, up 15% from the year-ago metric, when including LTM HB4 pre-launch expenses of $7.8 million. Of the total pre-lunch costs, $3.1 million were related to inventory ramp-up and data acquisition costs, $1.8 million to general expenses, and $2.8 million to a negative accounting adjustment from IAS29.

Financial Income and Loss

Table 6: Fiscal 3Q22 Net Finance Result[1]

(In millions of US dollars)	3Q21	3Q22	Chg.	%Chg.
Net interest expenses	(1.8)	(2.9)	(1.0)	56%
Financial commissions	(0.5)	(1.1)	(0.6)	130%
Total net interest expenses and financial commissions	(2.3)	(4.0)	(1.7)	72%
Exchange variations	(3.7)	(3.5)	0.2	(6%)
Net gain of inflation effect on monetary items	3.0	1.7	(1.3)	(44%)
Changes in fair value of financial assets or liabilities and others	0.2	2.4	2.2	1379%
Total other non-cash finance result	(0.5)	0.6	1.1	(206%)
Total Net Finance Result	**(2.9)**	**(3.5)**	**(0.6)**	**21%**

[1] Net interest expenses from financial debt obligations, net of gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter as part of the Company's financial hedging strategy, as well as financial commissions, are the main financial metrics that management uses to assess Bioceres' cost of financing. Exchange rate variations, net gains/losses due to the inflation effect on monetary items, and Changes in fair value of financial assets or liabilities and others include items that are believed to have a limited impact on the underlying business, as a significant portion of both cash flows and financial debt obligations are linked to the US dollar.

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Bioceres Crop Solutions

Total net interest expenses and commissions from financial debt increased $1.7 million during the quarter, to $4.0 million. The increase in net interest expenses was mainly due to a higher debt position compared to the year-ago quarter, in line with the business growth. More Importantly, the fiscal 2022 third quarter net interest expenses and commissions do not reflect the recent down-payment of 75% of the outstanding $49.1 million in convertible notes.

PERFORMANCE BY SEGMENT

Crop Protection

Table 7: Crop Protection Segment (In millions of US dollars, except where stated otherwise)

Comparable Revenue[1]	% of Total Revenues	**Comparable Gross Profit**[1]	Gross Margin
3Q21 **16.5** 3Q22 **35.8** **Δ 118%**	3Q21 **47%** 3Q22 **60%**	3Q21 **6.2** 3Q22 **12.8** **Δ 107%**	3Q21 **37.7%** 3Q22 **35.9%** **Δ (180 bps)**

Key Products Sales Volumes	Adjuvants (million liters) 3Q21 **1.3** | 3Q22 **1.8** | **Δ 41%**

1. Excludes the impact of IAS29 as discussed in more detail on page 15.

Comparable Revenues for the third quarter of fiscal 2022 totaled $35.8 million, a 118% increase from the year-ago quarter. Growth in the quarter was driven by higher third-party products sales in Argentina, further enhanced by a strong increase in adjuvants´ sales across South America. Some growers and distributors in Brazil decided to purchase adjuvants in advance to ensure availability due to the current global context, further increasing adjuvants sales for the period. Disruptions in the global supply chain continued to drive shortage of active ingredients sourced from China, driving market prices higher and providing good market conditions. The incorporation of our LEAF Lab (adjuvants and formulations evaluation lab) has contributed to the increase in adjuvants sales by providing additional technical data to commercial teams to interact with farmers better showcasing the benefits of our technologies.

Comparable Gross Profit in the third quarter was $12.8 million, a 35.9% Comparable Gross Margin. Gross margin for adjuvants remained flat, while seed protection and third-party products expanded margins compared to the year-ago quarter. Segment gross margin dropped by 180 bps as growth in sales of lower-margin seed protection and third-party products outpaced the growth in sales of adjuvants during the quarter.

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Bioceres Crop Solutions

Seed and Integrated Products

Table 8: Seed and Integrated Products Segment (In millions of US dollars, except where stated otherwise)

Comparable Revenue[1]	% of Total Revenues	Comparable Gross Profit[1]	Gross Margin
3Q21 **3.5** 3Q22 **3.5** **Δ 0%**	3Q21 **10%** 3Q22 **6%**	3Q21 **1.8** 3Q22 **1.8** **Δ 3%**	3Q21 **50.9%** 3Q22 **52.2%** **Δ 130 bps**

Key Products Sales Volumes	Seed Packs (million doses) 3Q21 **0.4** | 3Q22 **0.4** | **Δ 0%**

1. Excludes the impact of IAS29 as discussed in more detail on page 15.

Comparable Revenues in the in the third quarter of fiscal 2022 remained flat compared to the year-ago quarter and reached $3.5 million. Seed treatment packs showed an increase in sales during the quarter in Argentina and Europe. Packs growth during the quarter was fully offset by lower seed sales due to delayed planting decision by farmers for the wheat campaign in Argentina.

Comparable Gross Profit in the third quarter of fiscal 2022 was $1.8 million, a 52.2% Comparable Gross Margin. The overall segment gross margin increased 130 bps due to higher participation of high-margin packs in the segment mix.

Crop Nutrition

Table 9: Crop Nutrition (In millions of US dollars, except where stated otherwise)

Comparable Revenue[1]	% of Total Revenues	Comparable Gross Profit[1]	Gross Margin
3Q21 **15.1** 3Q22 **20.8** **Δ 38%**	3Q21 **43%** 3Q22 **35%**	3Q21 **8.0** 3Q22 **10.7** **Δ 34%**	3Q21 **53.2%** 3Q22 **51.6%** **Δ (151 bps)**

Key Products Sales Volumes	Micro-beaded Fertilizers (thousand tons) 3Q21 **5.2** | 3Q22 **5.9** | **Δ 15%** Inoculants (million doses) 3Q21 **1.7** | 3Q22 **1.4** | **Δ (19%)**

1. Excludes the impact of IAS29 as discussed in more detail on page 15.

Comparable Revenues in the third quarter of fiscal 2022 reached $20.8 million, a 38% increase compared to the year-ago quarter. Micro-beaded fertilizers drove growth for the segment in a sustained market momentum. Competing commodity fertilizers – MAP and DAP – prices continued to rally during the third quarter with high uncertainty around supply in key agricultural

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11 markets, providing good market conditions for further penetration of the technology. Volumes grew 15% year over year, while price increases following market dynamics delivered the rest of the growth. Inoculant sales were stable during the quarter, showing a slight increase in sales due to advanced purchases by some growers and distributors in Brazil. Comparable Gross Profit in the third quarter of fiscal 2022 was $10.7 million, 51.6% Comparable Gross Margin. Gross margin for each individual product category remained stable, with the 151 bps decrease in gross margin explained by higher participation of micro-beaded fertilizers in the segment mix, which have lower margins than inoculants. BALANCE SHEET HIGHLIGHTS Table 10: Capitalization and Debt (In millions of US dollars) As of March, 31 Pro Forma As of March, 311 2021 2022 2022 Total Debt Short-Term Debt 85.4 113.9 76.4 Long-Term Debt 97.9 91.1 91.1 Cash and Cash Equivalents (16.8) (39.0) (37.7) Other short-term investments (32.4) (2.2) (2.2) Total Net Debt 134.2 163.7 127.5 Equity attributable to equity holders of the parent 61.0 88.3 124.4 Equity attributable to non-controlling interests 17.4 28.8 28.8 Capitalization 212.5 280.8 280.8 LTM As Reported Adjusted EBITDA 46.4 53.6 53.6 Net Debt /LTM Adjusted EBITDA 2.89x 3.06x 2.38x 1. Pro forma numbers contemplate the conversion of 75% of the 2019 convertible notes. Cash, Cash Equivalents and other short-term investments as of March 31, 2022, totaled $41.3 million, compared to $49.2 million on March 31, 2021. On a sequential basis, cash and equivalents increased from $39.9 million as of December 31, 2021. Net Financial Debt, stood at $163.7 million on March 31, 2022, and Total Financial Debt at $205.0 million, increasing from $183.4 million in the third quarter of fiscal 2021 in line with the growth of the business. Last-twelve months net interest expense and financial commissions grew from $12.7 million to $15 million as total financial debt increased. Current portion of financial debt had increased to $113.9 million by the end of the third fiscal quarter, by incorporating the March 2023 maturity of the 2019 convertible notes. Subsequent to quarter close, 75% of the $49.1 million outstanding principal of the 2019 convertible notes has been converted by the holders into 4.6

12 million shares of common stock. Pro forma of this transaction current debt was reduced by $37.6 million to $76.4 million or 46% of Total Debt. Net Debt-to-LTM Adjusted EBITDA, on March 31, 2022, was 3.06x, compared to 2.89x, on March 31, 2021. When considering the conversion of 75% of the 2019 convertible notes, Net Debt-to- LTM Adjusted EBITDA decreases to 2.38x. FISCAL THIRD QUARTER 2022 EARNINGS CONFERENCE CALL Bioceres Chairman & Chief Executive Officer Federico Trucco, Chief Financial Officer Enrique Lopez Lecube and Head of Investor Relations Rodrigo Krause will host the conference call followed by a question-and-answer session. The conference call will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of the company’s website here. To access the call, please use the following information: Date: Thursday, May 12, 2022 Time: 8:30 a.m. EST, 5:30 a.m. PST Toll Free dial-in number: 1-844-200-6205 Toll/International dial-in number: 1-929-526-1599 Conference ID: 922379 Webcast: Click here Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have difficulty connecting with the conference call, please contact MZ Group at +1 (949) 491-8235. The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here. A replay of the call will be available through May 17, 2022, following the conference. Toll Free Replay Number: 1-866-813-9403 International Replay Number: +44 204 525 0658 Replay ID: 823380 About Bioceres Crop Solutions Corp. Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

13 Contacts Investor Relations Contact Chris Tyson Executive Vice President MZ Group – MZ North America (949) 491-8235 BIOX@mzgroup.us www.mzgroup.us Bioceres Crop Solutions Rodrigo Krause Head of Investor Relations investorrelations@biocerescrops.com Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward- looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward- looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

14 Use Of Non-Gaap Financial Information To supplement our audited financial results prepared in accordance with GAAP, we have prepared certain non-GAAP measures that include or exclude special items. These non-GAAP measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with GAAP and should be viewed as supplemental and in addition to our financial information presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-GAAP metrics as performance measures in evaluating and making operational decisions regarding our business. Non-IFRS Financial Information The Company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Net interest expenses, Comparable revenues and Comparable gross profit which exclude the impact of IAS29 as explained below. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the Company’s results of operations in conjunction with the most comparable IFRS financial measures. Adjusted EBITDA and Adjusted EBITDA Margin The Company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses. Management believes that Adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including: • Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments. • Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

15 • Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes. • Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements. • Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and • Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure. The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year. Comparable figures or figures ex-IAS 29 (Comparable revenue and Comparable gross margin) Comparable figures or figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period. For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies. Net Debt and Net Debt to Adjusted EBITDA Net debt is defined as the sum of long and short-term borrowings and finance payment from business combinations, less cash and cash equivalents and restricted short-term deposit. This measure is used by management and investment analysts and management believes it shows the financial strength of the Company. Management is consistently tracking the Company’s leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA. Net Interest Expenses Net interest expenses are defined as the sum of interest, other financial results and gains/losses from translation effects on Argentine Peso denominated loans held by Rizobacter Argentina. Gains/losses from translation effects on Argentine Peso denominated loans are part of the hedging activities conducted by the Company to manage cost of financing. Net interest expenses and financial commissions represent the main financial metrics that management uses to assess Bioceres’ cost of financing. Application of IAS 29 Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires adjusting all non-monetary items in the statement of

16 financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate. After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly 18 reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

Bioceres Crop Solutions

Unaudited Consolidated Statement of Comprehensive Income (Figures in US dollars)

	Three-month period ended 03/31/2022	Three-month period ended 03/31/2021	Nine-month period ended 03/31/2022	Nine-month period ended 03/31/2021
Total revenue	69,482,518	36,221,113	229,051,616	127,315,064
Cost of sales	(45,823,445)	(20,901,909)	(139,038,887)	(69,088,393)
Gross profit	**23,659,073**	**15,319,204**	**90,012,729**	**58,226,671**
% Gross profit	*34%*	*42%*	*39%*	*46%*
Operating expenses	(19,869,946)	(11,656,378)	(57,683,281)	(35,107,369)
Share of profit of JV	(203,954)	906,241	715,133	1,211,928
Other income or expenses, net	(1,437,718)	205,127	(3,155,700)	345,449
Operating profit	**2,147,455**	**4,774,194**	**29,888,881**	**24,676,679**
Finance result	(4,784,248)	(5,008,002)	(18,185,537)	(23,640,338)
Profit before income tax	**(2,636,793)**	**(233,808)**	**11,703,344**	**1,036,341**
Income tax	(4,340,156)	(390,710)	(11,076,571)	(6,232,163)
Profit/ (Loss) for the period	**(6,976,949)**	**(624,518)**	**626,773**	**(5,195,822)**
Other comprehensive profit / (loss)	12,367,795	1,911,937	25,990,283	2,707,064
Total comprehensive Profit / (Loss)	**5,390,846**	**1,287,419**	**26,617,056**	**(2,488,758)**
Profit / (loss) for the period attributable to:				
Equity holders of the parent	(6,486,721)	(1,180,484)	(2,185,491)	(7,503,849)
Non-controlling interests	(490,228)	555,966	2,812,264	2,308,027
	(6,976,949)	**(624,518)**	**626,773**	**(5,195,822)**
Total comprehensive income / (loss) attributable to:				
Equity holders of the parent	3,889,873	510,325	19,685,934	(5,278,946)
Non-controlling interests	1,500,973	777,094	6,931,122	2,790,188
	5,390,846	**1,287,419**	**26,617,056**	**(2,488,758)**

17

18 Unaudited Consolidated Statement of Financial Position (Figures in US dollars) ASSETS 03/31/2022 06/30/2021 CURRENT ASSETS Cash and cash equivalents 39,041,287 36,046,113 Other financial assets 2,243,803 11,161,398 Trade receivables 113,388,127 88,784,172 Other receivables 16,457,851 11,153,705 Income and minimum presumed income taxes recoverable 1,272,791 990,881 Inventories 102,350,569 61,037,551 Biological assets 22,199,193 2,315,838 Total current assets 296,953,621 211,489,658 NON-CURRENT ASSETS Other financial assets 859,981 1,097,462 Trade receivables 634,428 135,739 Other receivables 1,964,822 2,543,142 Income and minimum presumed income taxes recoverable 39,349 12,589 Deferred tax assets 4,582,941 3,278,370 Investments in joint ventures and associates 35,783,222 30,657,173 Property, plant and equipment 50,656,642 47,954,596 Intangible assets 75,714,907 67,342,362 Goodwill 34,688,835 28,751,206 Right-of-use leased asset 1,700,405 1,327,660 Total non-current assets 206,625,532 183,100,299 Total assets 503,579,153 394,589,957 LIABILITIES 03/31/2022 06/30/2021 CURRENT LIABILITIES Trade and other payables 123,224,013 72,091,408 Borrowings 76,364,127 76,785,857 Employee benefits and social security 6,600,609 4,680,078 Deferred revenue and advances from customers 2,655,322 6,277,313 Income tax payable 5,970,572 7,452,891 Convertible notes 37,578,030 - Lease liabilities 838,776 750,308 Total current liabilities 253,231,449 168,037,855 NON-CURRENT LIABILITIES Borrowings 78,155,343 47,988,468 Government grants - 784 Investments in joint ventures and associates 449,943 1,278,250 Deferred tax liabilities 27,991,379 25,699,495 Provisions 507,219 449,847 Consideration for acquisitions 12,747,736 11,790,533 Convertible notes 12,895,578 48,664,012 Lease liability 539,935 390,409 Total non-current liabilities 133,287,133 136,261,798 Total liabilities 386,518,582 304,299,653 EQUITY Equity attributable to owners of the parent 88,306,816 67,743,242 Non-controlling interests 28,753,755 22,547,062 Total equity 117,060,571 90,290,304 Total equity and liabilities 503,579,153 394,589,957

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: May 12, 2022	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer